

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 26, 2019

Gregory Seward
General Counsel
Live Oak Bancshares, Inc.
1741 Tiburon Drive
Wilmington, NC 28403

   Re: Live Oak Bancshares, Inc.
    Registration Statement on Form S-3
    Filed December 20, 2019
    File No. 333-235654

Dear Mr. Seward:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Finance